THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1 202 261 3313 Direct
July 8, 2011	+1 202 261 3016 Fax

Via EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Investment Corporation (the “Company”)

Registration Statement on Form N-2 - File Nos. 333-172524 and 814-00736

Dear Mr. Ganley:

Thank you for your comments that we discussed via telephone on June 18, June 22 and June 29, 2011 regarding the Company’s shelf Registration Statement on Form N-2 (Registration Nos. 333-172524 and 814-00736; the “Registration Statement”) and Pre-Effective Amendment No. 1 (“PEA 1”), filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2011. We describe below the changes that the Company has made in response to your comments in Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement, which the Company filed on July 7, 2011. For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. We will also provide you under separate cover courtesy copies of PEA 2 as-filed and marked to reflect the changes from PEA 1.

1. Reference is made to the Units that the Company is registering on the Registration Statement. Securities issued by third parties (other than securities of the U.S. Treasury) are generally inappropriate for issuance by a business development company. Please amend the registration statement to remove reference to third parties (other than securities issued by the U.S. Treasury) in the “Description of Our Units” on page 117 of the prospectus.

Without addressing the substance of your comment, because the Company does not believe the issuance of third-party securities is material to its strategy at this time, it has removed reference to securities of third parties (other than securities issued by the U.S. Treasury) in the “Description of Our Units” on page 117, and it conformed the disclosure throughout PEA 2 accordingly. The Company may offer securities of the U.S. Treasury because such securities are exempt from registration under Section 3 of the Securities Act of 1933.

For your reference, we note that Solar Capital Ltd. is in the process of registering, and Apollo Investment Corp. has recently registered, units on their shelf registration statements (numbers 333-172968 and 333-170519, respectively). In addition, numerous operating companies include

John M. Ganley
July 8, 2011

units among the securities registered on their universal shelf registration statements. See, e.g., the registration statements filed in recent months on Form S-3 by Magnum Hunter Resources Corp., Cardiovascular Systems, Inc. and Maiden Holdings Ltd. (numbers 333-174879, 333-174681 and 333-172107, respectively).

We also reviewed the Company’s disclosure regarding the units in PEA 2. The Company amended the “Description of Our Units” on page 117 to make clear that if a unit includes a share of common stock, the public offering price for the unit would reflect a per share price that equals or exceeds the Company’s then-current net asset value per share plus the then-current value of any other securities comprising the unit, unless the requirements of Section 63 of the Investment Company Act of 1940, as amended (the “1940 Act”), have been satisfied with respect to such issuance. Section 63 grants business development companies the ability to sell shares of common stock below their then-current net asset value if (1) the majority of the board of directors of the company (including a majority of the independent directors and a majority of the directors who have no financial interest in the transaction) approves the offering as being in the best interest of the Company and its stockholders, (2) a majority of the stockholders (including a majority of stockholders who are not affiliated persons of the company) have approved the issuance of common stock below then current net asset value in the previous 12 months and (3) the offering price closely approximates the market value of the common stock. If the foregoing requirements are met, the per share price of common stock included in a unit may be below the Company’s then current net asset value per share.

The Company also amended the “Description of Our Units” on page 117 with respect to the potential inclusion in a unit of warrants, subscription rights and/or debt securities convertible into shares of common stock. Regarding the warrants, the Company made clear that it may generally only offer warrants to purchase shares of common stock if (1) the warrants expire by their terms within ten years, (2) the exercise price is not less than the market value of the Company’s common stock at the date of issuance, (3) the exercise price is not less than the Company’s then current net asset value per share (unless the Section 63 requirements are met), (4) the Company’s stockholders authorize the proposal to issue such warrants, and its board of directors (including a majority of the independent directors and a majority of the directors who have no financial interest in the transaction) approves such issuance on the basis that the issuance is in the best interests of the Company and its stockholders and (5) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The Company also added disclosure that the 1940 Act provides that the amount of its voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of its outstanding voting securities.

Regarding the subscription rights, the Company made clear that it will not offer transferable subscription rights to stockholders to subscribe for shares of common stock at a price, excluding underwriting commissions, below the then current net asset value per share of common stock, unless the Company first files a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued.

John M. Ganley
July 8, 2011

Regarding the inclusion of convertible debt securities in a unit, the Company provided disclosure to the effect that the exercise price for the conversion into shares of common stock will not be less than the net asset value per share at the time of issuance of the unit (unless the Section 63 requirements are met).

2. Under “Risk Factors – Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital – Securitization,” please revise the sentence stating, “We would not treat the debt issued by such subsidiary as senior securities” to clarify when such securities will be disregarded as senior securities.

As requested, the Company has edited the risk factor by deleting the sentence in question and replacing it with the following sentence on page 14 of the prospectus: “We may hold subordinated debentures in any such securitization vehicle and, if so, we would not consider such securities to be senior securities.”

3. Please include an undertaking that the Company will file a post-effective amendment under Rule 462(b) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock sold off the shelf for each take-down.

As requested, the Company has included an undertaking to file, in connection with any offering of securities “off the shelf,” a post-effective amendment to the registration statement under Rule 462(d) to include as an exhibit a legal opinion regarding the valid issuance of any shares of common stock being sold.

4. Please consider whether or not the use of ASC 825-10 to value the Company’s outstanding indebtedness under its credit facility at fair value has created a potential conflict of interest in determining fees payable to the adviser under the investment management agreement.

Under the Company’s Investment Management Agreement, the Company pays the investment adviser an annual base management fee based on its average adjusted gross assets as well as an incentive fee with a hurdle rate based on its investment performance. Because the base management fee is calculated on the Company’s average adjusted gross assets, the adoption of ASC 825-10 has had no impact on the calculation of the base management fee. With respect to the incentive fee, the net effect of the adoption of ASC 825-10 has been to raise the income hurdle rate and require stronger performance before the incentive fee is paid, which has been favorable to stockholders.

John M. Ganley
July 8, 2011

The Company elected to use the fair value option to align the measurement attributes of both its assets and liabilities, which was intended to reduce risk in the Company’s capital structure by lowering the volatility in earnings and net asset value. The Company believes this has benefited stockholders.

The Company discloses the following in Risk Factors—Risks Related to our Business and Structure—We may experience fluctuations in our quarterly results on page 20 of the prospectus:

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of the recognition of, realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. However, as a result of our irrevocable election to apply the fair value option to our credit facility future decreases of fair value of our debt will have a corresponding increase to our net asset value. Further increases of fair value of our debt will have the opposite effect. This will tend to mitigate volatility in our earnings and net asset value. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

A decrease in the fair value of the credit facility was recorded on the Company’s balance sheet upon its initial adoption of ASC 825-10, which resulted in an increase to its net asset value. This initial increase was not recorded in the Company’s statement of operations. Accordingly, the net investment income of the Company remained unchanged as a result of the adoption of ASC 825-10, while the Company’s net asset value increased. Because the incentive fee payable to the investment adviser is based on a ratio of net investment income to net asset value, the immediate result of adopting ASC 825-10 was to increase the amount of net investment income needed to reach the 7% performance fee hurdle rate (resulting in an effective 8.4% hurdle rate). As the Company’s credit facility has approached maturity, its fair value has increased, which has gradually reversed the initial impact on net asset value of the adoption of ASC 825-10, though not completely. The effective hurdle rate has always exceeded the 7% performance fee hurdle rate since the adoption of ASC 825-10. As a result, the Company does not believe that the adoption of ASC 825-10 has created a potential conflict of interest in determining fees payable to the investment adviser under the Investment Management Agreement.

5. Please provide a “Form of Prospectus Supplement” with the shelf Registration Statement.

As requested, we have included in PEA 2 a “Form of Prospectus Supplement.”

* * * * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Arthur Penn

Aviv Efrat

PennantPark Investment Corporation

David J. Harris

Dechert LLP